Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM DECLARES A DIVIDEND OF
1.00/SHARE IN RESPECT OF ITS 2014 RESULTS

KFAR SAVA, Israel—March 23, 2015, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that its Board of Directors has declared a cash dividend in the amount of US $1.00 per share in respect of its 2014 results, representing an aggregate distribution of approximately US $7.3 million. The declaration of this dividend is in accordance with the Company’s dividend policy announced in January 2013. The dividend will be paid on April 21, 2015 to all shareholders of record at the close of the NASDAQ Global Select Market on April 6, 2015.

“We are pleased to announce another yearly dividend, demonstrating again our confidence in the Silicom business platform and our commitment to create additional value for shareholders,” stated Shaike Orbach, Silicom’s President and CEO. “This dividend distribution is a testament to our strong margins and the growing cash we generate from operations, which in turn continues to boost our cash balance and strengthen our balance sheet. This is a stable business platform that is enabling us to move strongly ahead with our long-term organic and non-organic growth strategies.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: EranGilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com